

Mail Stop 3561

October 15, 2015

Douglas R. Brown
Chief Executive Officer
AquaVenture Holdings, LLC
14400 Carlson Circle
Tampa, Florida 33626

> **Re: AquaVenture Holdings, LLC**
> **Registration Statement on Form S-1**
> **Filed September 25, 2015**
> **File No. 333-207142**

Dear Mr. Brown:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Company, page 1

1. We note your response to our comment 8. Please separately identify the countries in which you are currently conducting desalination operations and which regions and countries are under development. Please also disclose the countries in which you are currently generating revenue to put your statement that "[you] offer your solutions in North America, the Caribbean, Latin America and the Middle East" into context. Further, please disclose the information provided in response to our comment 8 in the prospectus.

Strong Competitive Position Supported by Long-term Customer Relationships, page 5

2. We note your response to comment 13 and your amended disclosure. Please disclose the measure by which you believe you are one of the largest POU providers.

Summary

LLC Conversion, page 10

3. We note your response to comment 19. You state in your response that AquaVenture Holdings LLC does not pay U.S. income taxes, and that AquaVenture Holdings N.V. is not expected to be subject to U.S. income taxes. Please tell us whether you will become subject to income taxes in any jurisdiction due to the LLC conversion that you were previously not subject to.

Management's Discussion and Analysis of Financial Condition and Operating Results

Results of Operations

Comparison of Three Months Ended March 31, 2014 and 2015, page 76

4. We note your response to comment 30 and the revisions made to your discussion and analysis of your revenues for the years ended December 31, 2014 and 2013. Please also revise your disclosure for the six months ended June 30, 2015 and 2014 to provide a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

Our Strategy, page 96

5. We note your statement here and on page 7 that your Quench platform benefits from significant economies of scale. Please discuss these economies of scale and why you believe they will continue as the business expands.

Index to Financial Statements, page F-1

6. We note your response to comment 34. Please tell us whether any operations have commenced at AquaVenture Holdings N.V. and whether it currently holds, or will hold, any assets or liabilities (other than a nominal amount), prior to the expected contribution from AquaVenture Holdings LLC.

AquaVenture Holdings LLC

Notes to the Unaudited Condense Consolidated Financial Statements

3. Business Combinations

Biwater (BVI) Holdings Limited, page F-8

7. You disclose on page F-9 that you assigned value to long-term contract costs based on the excess cost over net assets acquired to the Company to acquire the contract, and include similar disclosure on page F-12 under "Long term Contract Costs." Please tell us how you determined this represented the fair value of the long-term contract costs acquired as well as the valuation technique or techniques you utilized and related significant inputs you used to measure said fair value citing relevant accounting guidance. Please be detailed in your response.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Adoption of New Accounting Pronouncements, page F-40

8. We note in your response to comment 41 that you determined only one contract existed with a public-sector entity that met the applicable conditions to fall within the scope of ASC 853. However, after noting similarities in the descriptions of all desalination plants within your Seven Seas Water platform, it remains unclear from your response why only one contract fell within the scope of ASC 853. For each of your significant desalination contracts, please provide us with your analysis of the relevant contract terms that caused each contract to fall inside or outside the scope of ASC 853. Please group types of contracts for the purpose of this comment to the extent the contract terms are materially consistent.

3. Business Combinations

Quench USA Holdings LLC, page F-40

9. We note your response to comment 42. As previously requested, since the fair value of the Class Q and Class B shares were derived from certain equity transactions with third parties that occurred before the execution of the Contribution agreement, please tell us in detail how you concluded these sales were representative of fair value citing relevant accounting literature guidance in ASC 820. As part of your response, please also address the following:

- Please describe to us in detail the valuation technique(s) selected and why you determined they were appropriate. Refer to ASC 820-10-35-24 and -24A;

- Please tell us whether you used multiple valuation techniques, and if so, how the fair value determined under each approaches compared with each other. If you did not utilize another technique, please tell us why you concluded the use of one approach was appropriate. Refer to ASC 820-10-35-24B;
- You state in your response that the June 6, 2014 and September 4, 2014 issuance of Class B shares for cash was to new and existing shareholders. Please tell us the number of shares that were issued to new and existing shareholders for each issuance and whether the price per share was the same for all shares issued; and
- Please tell us how you considered the number of instances of sales of your Class B shares for cash as well as the volume of shares sold in your selection of valuation method and determination of the fair value of shares issued to value the acquired businesses. In this regard, we note you sold 5,254,967 Class B shares for cash on a single date and appear to have utilized the price per share to value 29,036,947 Class Q and 2,829,598 Class B shares issued to effect the Quench acquisition as well as 505,285 Class B shares to in part effect the Atlas acquisition.

Please be detailed in your response and provide any additional information that you believe would assist our understanding.

10. We note your response to comment 43. Please provide us with your analysis of whether the Quench acquisition was a common control transaction that should be accounted for in accordance with common control transaction guidance within ASC 805-50. In your response, please specifically tell us whether any group or groups of shareholders held more than 50% of the voting ownership interest in both AquaVenture and Quench at the time of the acquisition, and contrast the members of each entity's board of directors. Please be detailed in your analysis as we may have additional comments.

11. We note your response to comment 44. As you expect a loss of 8.5% of existing customer revenues annually, and based on your disclosure on page F-36 that you amortize finite lived intangible assets on a straight-line basis, please explain to us in detail the basis for your chose method of amortization and why you selected it as opposed to another method. Refer to ASC 350-30-35-6.

16. Segment Reporting, page F-68

12. We note your response to comment 47. Please tell us more about the each of the types of services included in the bulk water, including differences and similarities in the types of services including but not limited to water purity level and contract duration, and whether there are significant economic differences between the various services provided. Please provide examples to support your explanation. In your response, for each type of service included in the bulk water services grouping, please tell us the average contract length and quantify the amount of revenue for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products